TRIAD FINANCIAL CORPORATION
7711 Center Avenue, Suite 100
Huntington Beach, California 92647
November 18, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20059

Attention:	Kathryn McHale
Re:	Triad Financial Corporation (the “Issuer”)
Registration Statement on Form S-4 (SEC File No. 333-126538) Originally
Filed July 12, 2005, and as Amended on October 12, 2005, November 4, 2005
and November 15, 2005.
Ladies and Gentlemen:
     With respect to the above-referenced registration statement (the “Registration Statement”), Triad Financial Corporation (the “Registrant”) acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing, and the Registrant also acknowledges that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TRIAD FINANCIAL CORPORATION
By:	/s/ Mike L. Wilhelms
	Name:	Mike L. Wilhelms
Its: Senior Vice President and Chief Financial Officer